[SAN HOLDINGS LETTERHEAD]





                                 August 7, 2006

VIA EDGAR AND FEDEX

Mr. Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington D.C. 20549

         Re:      SAN Holdings, Inc.
                  Form 10-K for the fiscal year ended December 31, 2005 Form 10-Q for the fiscal quarter ended March 31, 2006 File No. 000-25839

Dear Mr. Krikorian:

      We are in receipt of the letter of the staff ("Staff") of the Securities and Exchange Commission ("SEC"), dated May 30, 2006 (the "Comment Letter"), regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "2005 Annual Report") of SAN Holdings, Inc. (the "Company") and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 (the "March 2006 Quarterly Report").

      We are sending this supplemental letter to address three of the Staff's comments following our telephone conversation of August 3, 2006. The responses included herein supersede the responses to these comments provided in our letter of June 20, 2006. For your convenience, we have set forth a recitation of the headings and each of the Staff's comments in the Comment Letter below (IN ITALICS), with our response to each comment directly following the Staff's comment from the Comment Letter.

      Please be advised that we will provide to you a revised marked draft of Amendment No. 1 to the March 2006 Quarterly Report (the "Amendment") consistent with our responses to the comments in the Comment Letter described below. When the Staff has no further comments to the March 2006 Quarterly Report, we will file the Amendment.

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
August 7, 2006
Page 2

                               2005 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         NOTE 4--SUMMARY OF SIGNIFICANT
                          ACCOUNTING POLICIES, PAGE F-9

                    REVENUE RECOGNITION, PAGES F-13 AND F-14

      9. FOR MULTIPLE ELEMENT ARRANGEMENTS ACCOUNTED FOR UNDER SOP 97-2, TELL US WHETHER YOU HAVE ESTABLISHED VSOE OF FAIR VALUE FOR EACH OF THE ELEMENTS AND DESCRIBE THE PROCESS YOU FOLLOW IN ESTABLISHING VSOE.

RESPONSE. For multiple element arrangements accounted for under SOP 97-2, we have established VSOE of fair value for each of the elements. The process we used is the following:

The VSOE of fair value of our software licenses is determined based on a pricing structure which is based on the number of simultaneous users and/or the number of terabytes of data under management by a particular license.

For maintenance agreements (which include postcontract customer support ("PCS")), in accordance with P. 57 of SOP 97-2, we determine the fair value of PCS "by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate)." PCS on software licenses, for the initial maintenance period and for renewals, is calculated as approximately 20% of the value of the license. The company determined this percentage in comparison with industry standards, which range from 18 - 22% of the license amount. The annual fee for PCS is stated in the software license agreement, and the rate for renewals is identical to the rate for the initial year of PCS, thus establishing VSOE for the PCS. Maintenance revenue is recognized ratably over the life of the maintenance contract.

Professional services, which generally are not essential to the functionality of the software, are billed out by us on an hourly or daily rate based on the expertise of the engineer or consultant performing the services and are recognized as the services are performed. The hourly or daily rates are consistent with rates charged for "stand-alone" services work that is performed independently of any license sale. If services are essential to the functionality of the software, then the entire contract is accounted for under the rules for contract accounting.

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
August 7, 2006
Page 3

MARCH 2006 QUARTERLY REPORT

                      NOTE 3--PRIVATE PLACEMENT, PAGES 6-9

      12. WE NOTE THAT YOU ENTERED INTO A PRIVATE PLACEMENT EQUITY TRANSACTION ON MARCH 2, 2006, WHICH INCLUDED CONVERTIBLE SERIES A PREFERRED STOCK. WE NOTE FROM YOUR SUBSEQUENT FILINGS THAT YOU COMPLETED TWO ADDITIONAL, SIMILAR, TRANSACTIONS DURING THE QUARTER ENDED MARCH 31, 2006. FOR EACH OF THESE TRANSACTIONS, TELL US HOW YOU EVALUATED THE CONVERSION FEATURE ASSOCIATED WITH THESE INSTRUMENTS IN ORDER TO DETERMINE WHETHER THERE EXISTED AN EMBEDDED DERIVATIVE THAT MET THE CRITERIA FOR BIFURCATION UNDER SFAS 133. SPECIFICALLY, TELL US HOW YOU CONSIDERED EACH OF THE CRITERIA IN PARAGRAPH 12 OF SFAS 133 AND THE SCOPE EXCEPTION OF PARAGRAPH 11(A) OF SFAS 133 IN YOUR ANALYSIS. AS PART OF YOUR RESPONSE, EXPLAIN HOW YOU HAVE DETERMINED WHETHER THE PREFERRED STOCK IS MORE AKIN TO DEBT OR TO EQUITY. SEE PARAGRAPH 61(L) OF SFAS 133. IN ADDITION, PROVIDE US WITH YOUR ANALYSIS USING THE CONDITIONS OUTLINED IN PARAGRAPHS 12-32 OF EITF 00-19 REGARDING WHETHER YOU MEET THE SCOPE EXCEPTION OF SFAS 133.

RESPONSE. We completed a private equity transaction with three separate closings that occurred on March 2, 2006, April 18, 2006 and May 4, 2006 (the "2006 Private Placement"). We noted the second sentence of your comment and wanted to clarify that the second and third closings of the 2006 Private Placement occurred during the fiscal quarter ending June 30, 2006.

(A) PREFERRED STOCK. The preferred stock issued in the 2006 Private Placement is cumulative perpetual and does not have a mandatory redemption feature. We considered the provisions of SFAS 150 and determined that the preferred stock does not fall under the guidance of SFAS 150. We then reviewed EITF Topic No. D-98, "Classification and Measurement of Redeemable Securities," and concluded that, because the preferred stock does not have a mandatory redemption feature, and because there is no redemption feature that is not solely within the Company's control, the preferred stock was properly represented as permanent equity.

(B) BENEFICIAL CONVERSION FEATURE. For the March 2 closing, we reported a beneficial conversion feature based on the conversion price ratio of the preferred stock sold being at a discount to the closing price of our common stock on the closing date of the transaction. We considered the conversion feature to be a potential "embedded" derivative and the preferred stock to be a "host contract" as referenced in paragraph 12 of SFAS 133. We then considered the scope exemptions contained in this paragraph and concluded that the conversion feature should not be accounted for as a derivative instrument based on the requirement stated in paragraph 12(a) of SFAS 133. Specifically, we concluded that the economic characteristics and risks of the conversion feature are clearly and closely related to the economic characteristics and risks of the preferred stock, and that the conversion feature should not be separated from the preferred stock (host contract) and should not be accounted for as a derivative instrument pursuant to SFAS 133. Further, we reviewed paragraph 60 of SFAS 133 to support the conclusion of exemption under paragraph 12 (a) of SFAS 133, that is, "if the host contract encompasses a residual interest in an entity, then its economic characteristics and risks should be considered that of an equity instrument and an embedded derivative would need to possess principally equity characteristics (related to the same entity) to be clearly and closely related to the host contract," (SFAS 133 P. 60), which the Company believes is the case with the conversion feature related to its host, the preferred stock. As additional substantiation of the preferred stock host instrument being more equity-like than debt-like we reviewed paragraph 61(l) of SFAS 133, which states, "A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument." Because the preferred stock does not have a mandatory redemption feature but is cumulative perpetual, we consider the preferred stock to be more akin to equity than debt.

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
August 7, 2006
Page 4

Since we concluded that we were exempted from derivative accounting under paragraph 12(a) of SFAS 133, we did not evaluate the other requirements contained in paragraphs 12(b) and 12(c) of SFAS 133.

Based on the conclusion that the beneficial conversion feature was not an embedded derivative requiring bifurcation under SFAS 133, we valued the beneficial conversion feature under the "intrinsic" method as prescribed in EITF 98-05 and 00-27 for "convertible securities with beneficial conversion features." As noted in the response to comment 14 below, we have determined that we will use the contractual term as opposed to the expected term of the warrants in calculating the fair value of the warrants. As a result of the change in valuation of the warrants and the resulting change in relative fair value of the preferred stock, the beneficial conversion feature calculation and deemed dividend will be adjusted.

We propose to amend our March 2006 Quarterly Report to reflect the adjusted amount of the beneficial conversion feature and related deemed dividend, based on using the contractual term versus the expected term in the valuation of the warrants.

      13. WE NOTE THE WARRANTS ISSUED ON MARCH 2, 2006 AS PART OF A PRIVATE PLACEMENT AND TWO ADDITIONAL ISSUANCES IN CONNECTION WITH SUBSEQUENT CLOSINGS DURING THE QUARTER ENDED MARCH 31, 2006. TELL US HOW YOU ACCOUNTED FOR THESE WARRANTS AT ISSUANCE. THAT IS, EXPLAIN HOW YOU CONSIDERED WHETHER THE INSTRUMENT MEETS THE DEFINITION OF A DERIVATIVE IN ACCORDANCE WITH SFAS 133. FURTHERMORE, TELL US HOW YOU CONSIDERED PARAGRAPHS 12 THROUGH 32 OF EITF 00-19 IN DETERMINING WHETHER EQUITY OR LIABILITY CLASSIFICATION WAS APPROPRIATE.

RESPONSE. We evaluated the warrants issued in the 2006 Private Placement (the "warrants") as potential derivative instruments under SFAS 133. We concluded that the warrants were exempt from accounting as derivatives under SFAS 133 based on the warrants meeting the requirements of a contract issued by a reporting entity that is both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position, as stipulated in paragraph 11(a).

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
August 7, 2006
Page 5

Subsequent to the receipt of the Comment Letter and after reviewing the requirements for equity classification in paragraphs 12 through 32 of EITF 00-19, we concluded that the warrants did not meet the conditions of equity classification under the provision that the warrants do not permit the company to "settle in unregistered shares" as is required for equity classification in paragraphs 14 - 18 and 25 of EITF 00-19, as further commented by the SEC Staff in its "Current Accounting and Disclosure Issues," dated December 1, 2005. We reached this conclusion based on the requirements for the Company to remunerate liquidated damages (in the form of cash) to the investors in the 2006 Private Placement in the event of failing to timely provide registration rights within 150 days of closing of the financing and to maintain said registration rights related to the underlying common stock of said warrants.

Subsequent to our response letter dated June 20, 2006, the FASB issued minutes of a Board Meeting regarding "Registration Rights Agreements," ("Minutes of 6/20/06 Registration Rights Agreements Board Meeting," dated July 7, 2006). During this meeting, the Board discussed the accounting for registration rights agreements as raised in EITF Issue No. 05-4, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19." According to the minutes, the Board decided to:

      "Separately recognize and measure, for the issuer and holder, registration payment arrangements using a model consistent with the accrual of loss contingencies under SFAS 5 regardless of legal form;..." (Summary, #2)

      "Four [out of seven] Board members supported separately recognizing registration rights agreements... and excluding those agreements from the scope of SFAS 133...." (P. 4)

      "Related financial instruments would be accounted for under the provision of other applicable GAAP (including Issue 00-19) and the registration rights agreement would not affect the accounting under those pronouncements." (P. 5)

While we understand that the Board's conclusions during this meeting are preliminary, we feel that the FASB has indicated the direction they intend to take regarding this particular accounting issue. Since the 2006 Private Placement is the first transaction for which we are applying the standards for derivative accounting, we are therefore choosing to adopt the guidance presented in the most recent FASB meetings for the registration rights agreements.

Therefore, in considering the warrants as a potential derivative under SFAS 133, we concluded that the warrants were exempt from accounting as derivatives based on the warrants meeting the requirements of a contract issued by a reporting entity that is both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position, as stipulated in paragraph 11(a). To support the warrants' classification in stockholders' equity, we considered EITF 00-19, specifically, paragraph 8, for consideration as to classification as equity or liability. The warrants require physical settlement or net-share settlement. Based on the discussions of the June 20 Board meeting, which carve out registration rights agreements from the factors to be considered for equity versus liability classification, we have concluded that, similar to the debt guaranty warrants discussed in comment # 10 in our letter dated June 20, 2006, these warrants meet the other requirements in paragraphs 12 -32.

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
August 7, 2006
Page 6

We therefore maintain that the warrants are properly accounted for as permanent equity.


      14. WE NOTE THAT IN CALCULATING THE FAIR VALUE OF THE WARRANTS USING THE BLACK-SCHOLES OPTION PRICING MODEL THAT YOU USED AN EXPECTED TERM RATHER THAN THE CONTRACTUAL TERM. TELL US HOW YOU DETERMINED THAT THE USE OF THE EXPECTED TERM WAS APPROPRIATE, INCLUDING THE ACCOUNTING LITERATURE ON WHICH YOU RELIED, AND WHETHER USING THE CONTRACTUAL TERM WOULD RESULT IN A MATERIAL CHANGE TO THE AMOUNT RECOGNIZED.

RESPONSE. We based our accounting for the warrants issued in the 2006 Private Placement on the SEC Staff views contained in the SEC's Staff Accounting Bulletin No. 107 ("SAB 107") Section A, "Share-Based Payment Transactions with Nonemployees." In particular, we relied on the following excerpt from Section A, which provides as follows:

            With respect to questions regarding nonemployee arrangements that are not specifically addressed in other authoritative literature, the staff believes that the application of guidance in SFAS 123R would generally result in relevant and reliable financial statement information. As such, the staff believes it would generally be appropriate for entities to apply the guidance in Statement 123R by analogy to share-based payment transactions with nonemployees unless other authoritative accounting literature more clearly addresses the appropriate accounting, or the application of the guidance in Statement would be inconsistent with the terms of the instrument issued to a nonemployee in a share-based payment arrangement.

Similar to the use of expected term versus contractual term for our employee stock options, we concluded that an estimated expected term was appropriate for the warrants. Paramount to this assumption is footnote 7 to the above quoted text from Section A of SAB 107, which states:

            If these features (i.e., nontransferability, nonhedgability and the truncation of the contractual term) were not present in a nonemployee share option arrangement, the use of an expected term assumption would generally not be appropriate in estimating the fair value of the nonemployee share options.

In our valuation of the warrants, we did not focus on this footnote and based our warrant term on that of an employee option arrangement. The effect on the valuation of the warrants issued in the March closing of the 2006 Private Placement, using the warrants' full, contractual term of five years, is a value of approximately $6.0 million as compared to $2.8 million using our expected term. Based on the value ascribed to the warrants and using a relative fair value allocation of the net cash proceeds received as prescribed in EITF 00-27,
P. 5, the preferred stock issued in the 2006 Private Placement is calculated at $7.6 million. As a result of the higher valuation of the warrants and the subsequent reduction of the value allocated to the preferred stock, the deemed dividend related to the beneficial conversion feature is calculated at $7.1 million.

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
August 7, 2006
Page 7

We propose to amend our March 2006 Quarterly Report to reflect the valuation of the warrants issued in the March closing of the 2006 Private Placement based on the use of the contractual term versus the expected term and to reflect the resultant change in value of the preferred stock. We also expect to use the same accounting in our valuation of the warrants issued in the April and May 2006 closings of the 2006 Private Placement.



                                  * * * * * * *

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
August 7, 2006
Page 8

      The Company hereby acknowledges that:

            - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

            - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This filing is being effected by direct transmission to Operational EDGAR System of the SEC. If you have any questions regarding the foregoing or require further information, please contact the undersigned, John Jenkins or our legal counsel, Kutak Rock LLP at (303) 297-2400 (Joshua M. Kerstein, Esq.).

                                                     Sincerely,


                                                     SAN HOLDINGS, INC.


                                                     /s/ Robert C. Ogden
                                                     -----------------------
                                                     By: Robert C. Ogden
                                                     Chief Financial Officer
                                                     and Secretary